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Jeanne Bennette	Moscow	Singapore
Brian Cascio	Munich	Tokyo
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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China BAK Battery, Inc.

Form 8-K For Item 4.01 Filed August 4, 2006

Form 8-K For Item 4.02 Filed August 4, 2006

File No. 1-32898

Dear Ms. Bennette and Mr. Cascio:

On behalf of our client, China BAK Battery Inc. (the “Company”), set forth below is the response to the comments of the Staff of the Commission set forth in its comment letter dated August 4, 2006. We have also faxed to you at (202) 772-9218 a copy of this letter and a copy of the Form 8-K/A for Item 4.01 filed with the Commission today in response to the Staff’s comments.

The Staff’s comments are set forth below in bold, followed by the Company’s response to each comment.

Form 8-K For Item 4.01 Filed August 4, 2006

1.	Please amend your report to clearly state whether your former auditors resigned, declined to stand for re-election, or were dismissed. See the requirement in Item 304(a)(1)(i) of Regulation S-B. Include as an exhibit a new letter from your former auditors addressing the revised disclosures. You should file your amendment as a Form 8-K/A with the Item 4.01 designation.

In response to the Staff’s comment, the Company has filed today an amendment to the Form 8-K, together with a new letter from its prior auditors, to state that the prior auditors were dismissed.

Form 8-K For Item 4.02 Filed August 4, 2006

2.	We note that you intend to file restated financial statements. However you have not indicated how or when you intend to do so. Please tell us how and when you intend to file these restated financial statements. We may have further comment after you file the restated financial statements.

The Company advises the Staff that, as disclosed in its Form 8-K, it intends to restate its financial statements by filing corresponding amendments to its previously filed periodic reports, namely, its (1) Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005, (2) Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005, (3) Annual Report on Form 10-KSB for the year ended September 30, 2005, (4) Quarterly Report on Form 10-Q for the quarter ended December 31, 2005 and (5) Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

Resident partners: Joseph A. Bevash (US), Sabrina Y. T. Maguire (US), John A. Otoshi (US), Mitchell D. Stocks (US), David Zhang (US)

Securities and Exchange Commission

August 16, 2006

The Company is aware that it will be required under Rule 12b-15 under the Securities Exchange Act to file new certifications by its principal executive officer and principal financial officer in connection with the amendment filings.

The Company supplementally advises the Staff that it currently intends to file the restatements concurrently with, or prior to, the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. As disclosed in the Company’s Form 12b-25 filed on August 14, 2006 with the Commission, because the Company is still finalizing the financial statements and related information subject to the restatements for inclusion in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, it is unable to file the Form 10-Q within the prescribed time period. The Company is working diligently to finalize the financial information subject to the restatements and currently intends to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 by August 21, 2006.

*    *    *    *

In connection with this response, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (852) 2912-2515 if you have any questions or would like to discuss any of the matters set forth in this letter.

Very truly yours,

/s/ Eugene Y. Lee Eugene Y. Lee of LATHAM & WATKINS LLP

cc:	Xiangqian Li, China BAK Battery, Inc.

Yongbin Han, China BAK Battery, Inc.

David T. Zhang, Latham & Watkins LLP

Daniel Lai, Latham & Watkins LLP